May 12, 2025

Irina Zilbergleyt
Director
ISQ Open Infrastructure Company LLC
600 Brickell Avenue, PH
Miami, FL 33131

        Re: ISQ Open Infrastructure Company LLC
            Registration Statement on Form 10-12G
            Filed April 14, 2025
            File No. 000-56735
Dear Irina Zilbergleyt:

        We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G
General

1. Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider
       withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.
2. Please provide your legal analysis regarding whether (i) the Company (together with its consolidated subsidiaries) and (ii) any unconsolidated subsidiaries, including any unconsolidated joint ventures formed between the Company and I Squared Vehicles
       (each, a    JV   ), meet the definition of an    investment company
under Section
       3(a)(1)(A) of the Investment Company Act of 1940 (the    1940 Act   ).
In your
 May 12, 2025
Page 2

       response, please (i) address each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947), (ii) provide legal and factual support for your analysis
       of each such factor, and (iii) in addressing the Company   s officers,
directors, and
       employees, describe and discuss their expertise as investment professionals and whether, and to what extent, that expertise will be utilized in their roles with the
       Company.
3. To the extent not addressed in your response to the previous comment, please provide
       your legal analysis regarding whether the Company is a    special
situation investment
       company.    See generally Investment Company Act Rel. No. 10937, at text accompanying n.19 (Nov. 13, 1979). In your response, please (i) specifically address whether the Company will cause Control JVs to acquire securities primarily for the purpose of making a profit in the sale of their controlled companies securities, (ii)
       describe and discuss whether the Company will, at the time of a Control
JV   s
       acquisition of a portfolio company   s securities, generally expect that
the Control JV
       will at some point in the future sell those securities, and (iii) describe and discuss the anticipated importance of investment and asset management criteria (including, e.g., the Risk Model) to any portfolio company investment and divestment decisions.
4. Please provide your legal analysis regarding whether the Company and each of its
       subsidiaries, including each JV, meet the definition of an    investment
company
       under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerators and denominators. Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.
Item 1. Business, page 1

5. Please expand your business section to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.
6. Please explain further what is meant by "quality credits" and "bespoke infrastructure credits." Please also describe the referenced weighted average credit profile and what a profile of BB/B represents.
Organizational Chart of ISQ Open Infrastructure Company LLC, page 2

7. We note your organizational chart. Please describe the Cayman Blocker and its purpose within your organizational structure.
8. Please revise the organizational chart to identify ISQ Open Infrastructure Company
       LLC - Series I's and ISQ Open Infrastructure Company LLC - Series II's percentage of economic and voting interests by class of shares.
9.     We note you are managed by the Manager, a wholly owned subsidiary of I
Squared,
       and that you were created by I Squared. Please include in the organizational chart I
       Squared and the Manager, or clarify those entities' relationship to the registrant in disclosure accompanying the chart.
 May 12, 2025
Page 3

The Manager, page 3

10. Please revise your disclosure to provide additional information regarding the
      Manager's background, including its key personnel and any previous roles in managing funds, including any sector specific experience.
Leverage, page 20

11. Please clarify whether there are any specific actual limitations on your disclosed leverage ratios. In this regard, we note your disclosure that "[o]ther than borrowings incurred solely to provide interim financing prior to the receipt of capital....[you] do
      not intend to incur cash borrowings if such borrowings would cause the aggregate amount of recourse indebtedness for borrowed money incurred by the Company to exceed 30% of the Company's total assets..." and your disclosure that during the initial ramp-up period, your leverage may exceed your target, and that you may exceed a leverage ratio of 30% at other times, particularly during a market downturn or in connection with a large acquisition. Please also clarify if you currently have any revolving credit facilities or a line of credit with I Squared for such purposes.
Share Repurchases, page 23

12. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
13. With respect to the continuous private offering and share repurchase program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.
14. We note disclosure indicating that under the repurchase program you will use the average aggregate NAV attributable to shareholders as of the end of the immediately preceding calendar quarter. We also note that it appears that the transactional
      NAV per unit may change materially from the date a repurchase window is opened to the date on which the NAV per share applicable to such repurchase is published.
      Please revise to describe the extent to which investors will be able to revoke requests in the event of material changes to NAV after the date of the initial request.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page
106

15. We note your disclosure that as of the date of this filing, there are no outstanding shares in the Company. If and when shares are issued, please update this section to provide the beneficial ownership table contemplated by Item 403 of Regulation S-K.
      Refer to Item 4 of Form 10.
Platform Arrangements, page 129

16. Please explain in further detail what you mean by "investment platforms" and
      "Platform Arrangements."
 May 12, 2025
Page 4
Net Asset Value
Calculation of NAV, page 132

17. We note you intend to calculate NAV monthly. Please provide us your template for calculating NAV. Please also revise to provide the breakdown of components of
       NAV, total NAV and NAV per share by class, if applicable. Please also clarify the primary valuation method and key assumptions used for each material asset type.
Classes of Shares, page 136

18.    Please describe each of the classes of shares here.
Fiduciary Duties
LLC Agreement Modified Standards, page 140

19. We note your disclosure that your LLC Agreement contains provisions that modify or eliminate duties of or consent to conduct by the board, the manager and its affiliates.
       Please revise your disclosure to describe the provisions that modify or eliminate duties of or consent to conduct by the board, the manager and its affiliates.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy
Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Ben Wells, Esq.